United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Custom Truck One Source, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64083J104

(CUSIP Number)

Mark Ein

c/o Capitol Acquisition Management IV, LLC

1300 N 17th Street, Suite 820

Arlington, VA 22209

(202) 654-7060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64083J 104	13D	Page 1 of 11 Pages

1	Names of Reporting Persons Capitol Acquisition Management IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC/OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,163,624
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,163,624

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,624
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person OO

CUSIP No. 64083J 104	13D	Page 2 of 11 Pages

1	Names of Reporting Persons Capitol Acquisition Founder IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC/OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,081,814
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,081,814

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,081,814
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person OO

CUSIP No. 64083J 104	13D	Page 3 of 11 Pages

1	Names of Reporting Persons Mark Ein
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,035,000
	8	Shared Voting Power 8,163,624
	9	Sole Dispositive Power 1,035,000
	10	Shared Dispositive Power 8,163,624

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,198,624
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.7%
14	Type of Reporting Person IN

CUSIP No. 64083J 104	13D	Page 4 of 11 Pages

1	Names of Reporting Persons Dyson Dryden
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 35,000
	8	Shared Voting Power 4,081,814
	9	Sole Dispositive Power 35,000
	10	Shared Dispositive Power 4,081,814

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,116,814
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person IN

CUSIP No. 64083J 104	13D	Page 5 of 11 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Custom Truck One Source, Inc. (f/k/a Nesco Holdings, Inc.) (the “Issuer”) whose principal executive offices are located at 7701 Independence Ave, Kansas City, Missouri 64125.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Capitol Acquisition Management IV LLC (“Management IV”)

Capitol Acquisition Founder IV LLC (“Founder IV”)

Mark Ein

Dyson Dryden

Each of Management IV and Founder IV is organized under the laws of the State of Delaware. Each of Messrs. Ein and Dryden are citizens of the United States. The business address of each of the Reporting Persons is c/o Capitol Acquisition Management IV, LLC, 1300 N 17th Street, Suite 820, Arlington, VA 22209. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Management IV and Founder IV (together, “Capitol”), certain of the investment entities affiliated with The Blackstone Group (collectively, “Blackstone”), certain of the investment entities affiliated with Energy Capital Partners (collectively, “ECP”), Platinum Equity Advisors, LLC (“Platinum”) and certain other stockholders of the Issuer (collectively with ECP, Blackstone, Capitol and Platinum, the “Stockholder Parties”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. Shares beneficially owned by the Stockholder Parties, other than by Capitol, are not the subject of this Schedule 13D and accordingly, none of the other Stockholder Parties is included as a reporting person. For a description of the relationship between the Reporting Persons and the other Stockholder Parties, see Item 4 below.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the initial public offering of Capitol Investment Corp IV. (“CIC”), the predecessor in interest to the Issuer, Capitol purchased 10,062,500 Class B ordinary shares of CIC for an aggregate purchase price of $25,000, or approximately $0.0025 per share (the “Founder Shares”) and in connection with such initial public offering purchased warrants to purchase 6,533,333 Class A ordinary shares of CIC for an aggregate purchase price of approximately $9.8 million, or $1.50 per warrant. Directors and team members owned 182,500 Class B ordinary shares and 399,999 warrants.

CUSIP No. 64083J 104	13D	Page 6 of 11 Pages

On July 30, 2019, in connection with the closing of the business combination between CIC and Nesco Holdings, Inc., Capitol’s Founder Shares automatically converted into 7,574,388 shares of Common Stock for no additional consideration and Capitol’s warrants automatically converted into 3,686,008 warrants to purchase shares of Common Stock for no consideration.

In addition, on July 30, 2019, Capitol acquired 985,045 shares of Common Stock for aggregate consideration of $9.85 million, or $10.00 per share.

Capitol obtained the funds to purchase the foregoing securities from their working capital.

Messrs. Ein and Dryden also received various equity awards for no additional consideration in connection with their service as directors and officers of CIC and directors of Nesco Holdings, Inc.

In connection with the closing of the Acquisition (as described below), on April 1, 2021 Mr. Ein purchased 1,000,000 shares of Common Stock for aggregate consideration of $5 million, or $5 per share. Mr. Ein also received an award of 13,631 restricted stock units for no consideration.

Item 4.	Purpose of Transaction.

Amended and Restated Stockholders’ Agreement

On April 1, 2021 (the “Closing Date”), in connection with the closing of the acquisition (the “Acquisition”) of 100% of the partnership interests of Custom Truck One Source, L.P. by a wholly owned subsidiary of the Issuer, the Issuer and the Stockholder Parties entered into an Amended and Restated Stockholders’ Agreement (the “Amended and Restated Stockholders’ Agreement”).

The Amended and Restated Stockholders’ Agreement provides that Platinum will have the right to designate up to seven nominees for the election to the Issuer’s Board of Directors (the “Board”), three of which are required to be independent directors. Each Platinum designee director who is not an independent director will have two votes on the Board. For so long as Platinum beneficially owns less than 50% but more than 30% of the Common Stock, Platinum will have the right (but not the obligation) to designate any number of directors, who are not independent directors, having one or two votes each, so long as the total number of votes of all such designees does not exceed the difference of the total number of votes constituting a majority of all votes of all directors minus one. The number of designees who are not independent directors that Platinum is entitled to nominate decreases from four to one, and such director’s voting power decreases to one vote, if Platinum beneficially owns less than 30% but more than 4.5% of the Common Stock. All such rights to designate nominees, including independent directors, shall cease if Platinum fails to beneficially own more than 4.5% of the Common Stock.

CUSIP No. 64083J 104	13D	Page 7 of 11 Pages

The Amended and Restated Stockholders’ Agreement further provides that (i) each of Blackstone and ECP will have the right to designate one nominee for the election to the Board so long as such investor beneficially owns at least 4.5% of the Common Stock, (ii) Capitol will have the right to designate one nominee for the election to the Board so long as it beneficially owns at least 50% the Common Stock it held as of the Closing Date and (iii) the chief executive officer of the Issuer shall hold a seat on the Board.

If, at any time while Platinum beneficially owns more than 50% of the Common Stock, Platinum receives a bona fide offer from a third party to purchase or otherwise desires to transfer shares of Common Stock to a third party on arm’s length terms including shares of Common Stock owned by Blackstone, ECP, Capitol or certain members of management of the Issuer (the “Drag Shares”), and (i) such sale proposal, if consummated, would result in a change in control of the Issuer (taking into account all Drag Shares), (ii) such sale proposal does not involve the transfer of Drag Shares to Platinum or an affiliate of Platinum and (iii) in such sale proposal, if consummated, Platinum would receive the same form of consideration as the other stockholders in the Issuer (a “Required Sale”), then Platinum may deliver a written notice with respect to such Sale Proposal at least ten business days prior to the anticipated closing date of such Required Sale to Blackstone, ECP, Capitol and the applicable members of the Issuer’s management requiring them to sell or otherwise transfer their shares of Common Stock to the proposed transferee.

In the event of one or multiple follow-on offerings that close at or above the Trigger Price during the Lockup Period, for the first $200 million of aggregate proceeds sold (the “First Tranche”), each Qualifying Shareholder, alongside Platinum, shall have the right to sell up to one third of the First Tranche (Platinum and each Qualifying Shareholder may sell proportionally more to the extent a Qualifying Shareholder doesn’t participate in such transaction up to a third). Capitol will have the right to participate alongside ECP (on a pro rata basis) within ECP’s allocable portion of the First Tranche. For any amount raised at or above the Trigger Price in addition to the First Tranche during the Lockup Period, Platinum, Capitol and each Qualifying Shareholder shall participate on a pro rata basis.

In addition, the Amended and Restated Stockholders’ Agreement gives Platinum, ECP, Capitol and Blackstone certain short-form, demand and piggyback registration rights with respect to the shares of Common Stock held by them, subject to certain conditions set forth therein.

The foregoing description of the Amended and Restated Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 64083J 104	13D	Page 8 of 11 Pages

Subject to the terms of the Amended and Restated Stockholders’ Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designee to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 245,856,753 shares of Common Stock following completion of the Acquisition and related transactions:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Capitol Acquisition Management IV LLC	8,163,624	3.3%	0	8,163,624	0	8,163,624
Capitol Acquisition Founder IV LLC	4,081,814	1.7%	0	4,081,814	0	4,081,814
Mark Ein	9,198,624	3.7%	1,035,000	8,163,624	1,035,000	8,163,624
Dyson Dryden	4,116,814	1.7%	35,000	4,081,814	35,000	4,081,814

CUSIP No. 64083J 104	13D	Page 9 of 11 Pages

Management IV is the record holder of 5,706,286 shares of Common Stock and warrants to purchase 2,457,338 shares of Common Stock that are currently exercisable. Mr. Ein controls Management IV and may be deemed to beneficially own the securities held of record by Management IV. In addition, Mr. Ein is the record holder of 1,015,000 shares of Common Stock and options to purchase 20,000 shares of Common Stock that are currently exercisable.

Founder IV is the record holder of 2,853,144 shares of Common Stock and warrants to purchase 1,228,670 shares of Common Stock that are currently exercisable. Mr. Dryden controls Founder IV and may be deemed to beneficially own the securities held of record by Founder IV. In addition, Mr. Dryden is the record holder of 15,000 shares of Common Stock and options to purchase 20,000 shares of Common Stock that are currently exercisable.

As discussed in Item 2 above, the other Stockholder Parties are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the other Stockholder Parties.

(c)	Except for the transactions described in Item 4, during the past 60 days none of the Reporting Persons have effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Amended and Restated Stockholders’ Agreement and is incorporated herein by reference. The Amended and Restated Stockholders’ Agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

CUSIP No. 64083J 104	13D	Page 10 of 11 Pages

2	Amended and Restated Stockholders’ Agreement, dated as of April 1, 2021, between Custom Truck One Source, Inc. and certain holders identified therein (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on April 2, 2021).

CUSIP No. 64083J 104	13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 13, 2021

Capitol Acquisition Management IV LLC

By:	/s/ Mark Ein
Name: Mark Ein
Title:	CEO

Capitol Acquisition Founder IV LLC

By:	/s/ Dyson Dryden
Name: Dyson Dryden
Title:	CFO

/s/ Mark Ein
Mark Ein

/s/ Dyson Dryden
Dyson Dryden